Exhibit 99.1

VIVOPOWER’S TEMBO SECURES 200 TUSKERS WORTH US$10M

Tembo has secured a minimum of 200 Tuskers for the Australia and NZ markets

Australian sales of pick up trucks reached approximately US$700m in the month of May 2024

Tembo exhibited the Tuskers successfully at leading Australian mining focused trade show

Interest and demand for Tuskers has been significantly stronger than expected

Tembo is now accelerating a push into other markets for the Tuskers

LONDON, June 18, 2024 (GLOBE NEWSWIRE) – the NASDAQ listed B Corp, VivoPower International PLC (“VivoPower”) announced today that its electric vehicle subsidiary, Tembo E-LV B.V. (“Tembo”) has secured a minimum 200 committed Tembo Tuskers, its full electric pick up utility vehicle (“Tembo Tusker”) for delivery to customers and partners in Australia and New Zealand by February 2026.

This is following Australian pick up truck sales in May 2024 of approximately US$700m (source: VFACTS/FCAI, 4 June 2024) and stronger than expected interest at a leading Australian mining focused trade show.

The Tembo Tuskers come in both left hand and right hand configurations, with single and dual cab options available. They have a base range of 330 kilometres, as well as a payload capacity of 1 tonne, and an unbraked towing capacity of 750 kilograms. Importantly they are priced at 15% below other comparable electric utility vehicles in the launch markets of Australia and New Zealand. The initial order of Tembo Tuskers is being prepared for delivery to partners and customers in Australia, with full on-road homologation on track to be granted by July 2024.

Tembo will now seek to fast track its strategy of bringing the Tuskers to other markets where it has customers and partners, including the United Arab Emirates, Africa, Europe, Asia and Canada, amongst others.

The Tembo Tusker range will augment the Tembo conversion programs, increasing choices for Tembo’s B2B customer base and target market. Depending on where a fleet customer is in their fleet replacement cycle and/or depending on their strategic requirements and total cost of ownership considerations, Tembo will now be able to offer a choice of a full electric utility vehicle or a conversion of an existing utility vehicle. This expanded offering underscores Tembo’s commitment to providing tailored solutions to meet the diverse requirements of its global customer base.

VivoPower International PLC
www.vivopower.com

More broadly, VivoPower’s strategic focus remains on delivering purpose-driven sustainable energy solutions to electrify B2B fleets, encompassing aftermarket solutions, charging, digital twins, software and data analytics, aligning with evolving market dynamics and regulatory frameworks. The Tembo Tuskers will accelerate the pathway to delivering on this.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, construction, infrastructure, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the Nasdaq listed B Corporation, VivoPower International PLC

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

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